ADDENDUM TO

                       AMENDED AND RESTATED CODE OF ETHICS

                              Dated January 2, 2002


This Addendum is a written clarification of Pzena Investment Management's treatment of inheritances, gifts and donations of securities by and to Access Persons.

Section 4(l) of the Code specifically provides that the term "Purchase and Sale of a Security" as used in the Code includes, inter alia, the writing of an option to purchase or sell a Security. It has been the Adviser's policy that for purposes of the personal trade reporting provisions and preclearance requirements of the Code, the "sale of a Security" also includes the disposition by an Access Person of that security by donation or gift. On the other hand, the acquisition by an Access Person of a security by inheritance or gift is not treated as a "purchase" of that Security under the Code as it is an involuntary purchase or sale that is an Exempt Transaction under Section 7(b) of the Code.

This Addendum will also serve to confirm in writing the changes in Pzena Investment Management's designated Compliance Officer and Alternates that became effective as of June 18, 2001. The Compliance Officer is Katherine M. Kozub; the Alternates are Amelia C. Jones and Richard S. Pzena.